Exhibit 99.1

TransAlta Declares Dividends

CALGARY, AB, Dec. 13, 2021 /CNW/ - The Board of Directors of TransAlta Corporation (TSX: TA) (NYSE: TAC) declared a quarterly dividend of $0.05 per common share payable on April 1, 2022 to shareholders of record at the close of business on March 1, 2022.

The Board of Directors also declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including December 31, 2021 up to but excluding March 31, 2022:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	2.877%	$0.17981	March 1, 2022	March 31, 2022
Series B*	TA.PR.E	2.159%	$0.53236	March 1, 2022	March 31, 2022
Series C	TA.PR.F	4.027%	$0.25169	March 1, 2022	March 31, 2022
Series E	TA.PR.H	5.194%	$0.32463	March 1, 2022	March 31, 2022
Series G	TA.PR.J	4.988%	$0.31175	March 1, 2022	March 31, 2022

*Please note the quarterly floating rate on the Series B Preferred Shares will be reset every quarter.

All currency is expressed in Canadian dollars except where noted. When the dividend payment date falls on a weekend or holiday, the payment is made the following business day.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals.

For more information about TransAlta, visit our web site at transalta.com.

View original content:https://www.prnewswire.com/news-releases/transalta-declares-dividends-301443625.html

SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2021/13/c3428.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 19:42e 13-DEC-21